Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 6 DATED OCTOBER 11, 2019
TO THE OFFERING CIRCULAR DATED JUNE 7, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated June 7, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on June 27, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Update

Senior Mortgage Loan – Hotel Clermont, LLC

On January 7, 2016, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a maximum principal balance of $3,019,355 (the “Clermont Senior Loan”). The borrower, Hotel Clermont, LLC, used the loan proceeds to renovate an existing 94-unit boutique lodging facility located at 789 Ponce De Leon Avenue, Atlanta, GA 30306 (the “Clermont Hotel”). The renovation plan entailed the renovation of all guest rooms, the installation of a 100 seat restaurant + lobby craft cocktail lounge, a café, a retail space with cutting edge collaborations, and a rooftop bar with skyline views.

On October 7, 2019, the borrower paid off the loan for the full amount of the Clermont Senior Loan principal drawn-to-date, plus interest. All interest payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 10.1%. The borrower repaid the Clermont Senior Loan by refinancing the Clermont Hotel.